Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED
2006 MAR 21 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: L/COB/88.2/19678

14th March 2006

06011800

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement relating to the notifiable interest of Barclays PLC in the company's shares dated 14 March 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

FAX

Cobham plc
Brook Road, Wimborne,
Dorset, England BH21 2BJ
Telephone (01202) 882020
Fax (01202) 840523

COBHAM

Date: 14th March 2006

To: Stock Exchange – Company Announcements Office

Fax No: 0207 588 6057

From: J M Pope

No. of pages (including this page) **6**

Subject: Holding in Company: Barclays PLC

RECEIVED
2006 MAR 21 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AVS No: 231286

Please see attached.

Contact name and telephone number: J M Pope
Company Secretary

Tel: 01202 857552
Fax: 01202 840523

C/GEN/2.3.6/19675

This facsimile transmission, which may contain confidential information, is intended solely for the use of the individual(s) or organisation to whom it is addressed. If you are not the addressee, or the employee or agent responsible for delivering this transmission to the addressee, please telephone us as soon as possible and return the transmission to us by post. Improper or unauthorised use, disclosure, distribution or copying of this transmission is prohibited.

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

13 March 2006

The Company Secretary
Cobham PLC
Brook Road
Wimborne
Dorset
BH21 2BJ

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 10 March 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.14%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 1,122,859,490 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

LEGAL ENTITY REPORT

COBHAM **SEDOL : B07KD36**

As at 10 March 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 35,223,469 ORD GBP0.025 representing 3.14 % of the issued share capital of 1,122,859,490 units

Legal Entity	Holding	Percentage Held
Barclays Life Assurance Co Ltd	1,508,226	.1343
Barclays Global Fund Advisors	4,275,880	.3808
Barclays Global Investors Ltd	12,885,638	1.1476
Gerrard Ltd	1,687,820	.1503
Barclays Global Investors Australia Ltd	445,877	.0397
Barclays Global Investors Canada Ltd	71,453	.0064
Barclays Capital Securities Ltd	1,322,650	.1178
Barclays Global Investors, N.A.	11,664,363	1.0388
Barclays Global Investors Japan Ltd	107,984	.0096
Barclays Global Investors Japan Trust &	1,253,578	.1116
Group Holding	**35,223,469**	**3.1369**

REGISTERED HOLDERS REPORT

COBHAM **SEDOL: B07KD36**

As at 10 March 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 35,223,469 ORD GBP0.025 representing 3.14 % of the issued share capital of 1,122,859,490 units.

Registered Holder	Account Designation	Holding
BANK OF NEW YORK		79,019
BARCLAYS CAPITAL NOMINEES LIMITED		1,206,950
BARCLAYS CAPITAL NOMINEES LIMITED		-1,011,700
BARCLAYS CAPITAL NOMINEES LIMITED		1,127,400
Barclays Global Investors Canada		71,453
BNP PARIBAS		54,890
BOISS NOMINEES LTD	4224361	652,821
CHASE NOMINEES LTD	16376	588,052
CHASE NOMINEES LTD	16530	113,315
CHASE NOMINEES LTD	28270	365,237
CIBC MELLON GLOBAL SECURITIES		38,631
Gerrard Nominees Limited	635860	5,000
Gerrard Nominees Limited	642367	13,250
Gerrard Nominees Limited	647291	5,250
Gerrard Nominees Limited	650668	7,250
Gerrard Nominees Limited	653035	7,250
Gerrard Nominees Limited	654151	3,500
Gerrard Nominees Limited	658574	3,000
Gerrard Nominees Limited	658729	3,000
Gerrard Nominees Limited	660968	10,000
Greig Middleton Nominees Limited (GM1)		52,300
INVESTORS BANK AND TRUST CO.		771,251
INVESTORS BANK AND TRUST CO.		18,020
INVESTORS BANK AND TRUST CO.		1,189,663
INVESTORS BANK AND TRUST CO.		5,759,854
INVESTORS BANK AND TRUST CO.		105,193

REGISTERED HOLDERS REPORT

COBHAM

SEDOL: B07KD36

As at 10 March 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 35,223,469 ORD GBP0.025 representing 3.14 % of the issued share capital of 1,122,859,490 units.

Registered Holder	Account Designation	Holding
INVESTORS BANK AND TRUST CO.		1,857,291
INVESTORS BANK AND TRUST CO.		63,601
INVESTORS BANK AND TRUST CO.		199,563
INVESTORS BANK AND TRUST CO.		28,140
INVESTORS BANK AND TRUST CO.		60,541
INVESTORS BANK AND TRUST CO.		79,171
INVESTORS BANK AND TRUST CO.		10,733
INVESTORS BANK AND TRUST CO.		269,928
INVESTORS BANK AND TRUST CO.		3,747,072
INVESTORS BANK AND TRUST CO.		227,840
INVESTORS BANK AND TRUST CO.		31,040
JP MORGAN (BGI CUSTODY)	16331	303,724
JP MORGAN (BGI CUSTODY)	16338	67,500
JP MORGAN (BGI CUSTODY)	16341	630,070
JP MORGAN (BGI CUSTODY)	16342	141,695
JP MORGAN (BGI CUSTODY)	16400	11,478,171
JP MORGAN (BGI CUSTODY)	18408	53,279
JPMORGAN CHASE BANK		35,200
JPMORGAN CHASE BANK		341,262
JPMORGAN CHASE BANK		104,615
JPMorgan Chase Bank		8,830
JPMorgan Chase Bank		123,352
JPMorgan Chase Bank		159,864
JPMorgan Chase Bank		50,114
JPMorgan Chase Bank		119,539
JPMorgan Chase Bank		611,901

REGISTERED HOLDERS REPORT

COBHAM

SEDOL: B07KD36

As at 10 March 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 35,223,469 ORD GBP0.025 representing 3.14 % of the issued share capital of 1,122,859,490 units.

Registered Holder	Account Designation	Holding
JPMorgan Chase Bank		8,847
JPMorgan Chase Bank		154,066
JPMorgan Chase Bank		17,065
JPMorgan Chase Bank		70.890
JPMorgan Chase Bank		11,400
Mellon Trust - US CUSTODIAN /		86,300
Mellon Trust - US CUSTODIAN /		88,943
MELLON TRUST OF NEW ENGLAND		87,620
Mitsui Asset		14,476
NORTHERN TRUST BANK - BGI SEPA		118,693
NORTHERN TRUST BANK - BGI SEPA		131,751
NORTHERN TRUST BANK - BGI SEPA		30,370
R C Greig Nominees Limited		794,875
R C Greig Nominees Limited a/c AK1		550,630
R C Greig Nominees Limited a/c BL1		92,875
R C Greig Nominees Limited a/c CM1		60,500
R C Greig Nominees Limited GP1		43,140
R C Greig Nominees Limited SA1		36,000
STATE STREET BOSTON		627,017
STATE STREET TRUST OF CANADA -		83,953
The Northern Trust Company - U		58,955
Trust & Custody Services Bank		11,218
	Total	**35,223,469**